VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

March 30, 2021

BDO USA, LLP
1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Ladies and Gentlemen:

In connection with your engagement to apply agreed-upon procedures with respect to the General Assessment Reconciliation (Form SIPC-7) of the Venecredit Securities, Inc. (the "Company") for the year ended December 31, 2020 in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which were agreed to by the SIPC, we confirm, to the best of our knowledge and belief, the following representations made to you during your engagement.

1. We are responsible for the compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

2. For the year ended December 31, 2020, the General Assessment Reconciliation (Form SIPC-7) of the Company is presented in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules.

3. We have advised you of all information, including events occurring subsequent to December 31, 2020, of which we are aware that may contradict the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

4. There have been no

    a. Intentional misstatements or omissions of amounts that would have a material effect on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) involving management or employees.

    b. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

5. There are no violations or possible violations of laws or regulations that would have a material effect on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

6. All reports required by regulatory agencies (e.g., EPA, OCC, FDIC, DOL, Medicare, U.S. Customs Service, HIPAA) relevant to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) have been filed, and there are no violations of any existing regulatory reporting requirements when the

VENECREDIT SECURITIES, INC.

Member SIPC / FINRA

effects thereof could be material to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

7. There have been no communications from regulatory agencies, internal auditors or other independent practitioners or consultants relating to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2020 and March 30, 2021.

8. We have made available to you all information that we believe is relevant to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

9. We have responded fully to all inquiries made to us by you during the engagement.

10. No events have occurred subsequent to December 31, 2020 that would require adjustment to or modification of the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

11. Your report is intended solely for the information and use of the Company and the SIPC and is not intended and should not be used by anyone other than those specified parties.

Very truly yours,



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Alvaro Frias, Managing Director



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George F. Valle, CCO/FINOP